Exhibit 99.4

James Hardie Industries N.V.

15 February 2007

The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Level 3, 22 Pitt Street
Sydney NSW 2000 Australia

Telephone (02) 8274 5305
Fax (02) 8274 5218

GPO Box 3935
Sydney NSW 2001 Australia

Dear Sir/Madam
James Hardie will conduct a management briefing on its 3rd Quarter FY07 Results on Thursday, 22 February 2007.
No physical briefing will be held for this quarter’s results. A combined teleconference and audio webcast will be held for analysts/investors and media, per details below:
Analyst/Investor and Media briefing:

Time:	9.00am
Domestic:	02 9262 1856
International:	61 2 9262 1856
URL: http://www.ir.jameshardie.com.au/jh/results_fy_2007/webcast_q3_fy07.jsp
Yours faithfully
Steve Ashe
Vice-President — Investor Relations